UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 7)*

MACK-CALI REALTY CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

554489 10 4

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)

☐Rule 13d-1(c)

☒Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of

1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the

Notes).

SCHEDULE 13G

CUSIP NO. 554489 10 4

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

The Mack Group

William L. Mack
Earle I. Mack
Mitchell E. Hersh
David S. Mack
Fredric Mack
Richard Mack
Stephen Mack
William L. Mack, as Trustee for the William and Phyllis Mack Foundation, Inc.
William L. Mack, as Trustee for the William L. Mack Grantor Retained Annuity Trust
David S. Mack, as Trustee for The David and Sondra Mack Foundation
David S. Mack, as Trustee for the Earle I. Mack Foundation Inc.
Robert Reiner, as Trustee for the Earle I. Mack Family Trust II
Phyllis Mack, as Trustee for Trust f/b/o Richard Mack
Phyllis Mack, as Trustee for Trust f/b/o Stephen Mack

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒

(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

NUMBER OF	5.	SOLE VOTING POWER	0

SHARES

BENEFICIALLY	6.	SHARED VOTING POWER	9,191,487

OWNED BY

EACH	7.	SOLE DISPOSITIVE POWER	0
REPORTING
PERSON WITH	8.	SHARED DISPOSITIVE POWER	9,191,487

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,191,487*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES (See Instructions)	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.9%

12.	TYPE OF REPORTING PERSON (See Instructions)
OO

* See Response to Item 4.

Item 1

(a).	Name of Issuer:

Mack-Cali Realty Corporation

(b).	Address of Issuer's Principal Executive Offices:

11 Commerce Drive, Cranford, New Jersey 07016

Item 2

(a).	Name of Person Filing:

The Mack Group

(b).	Address of Principal Business Office:

11 Commerce Drive, Cranford, New Jersey 07016

(c).	Citizenship:

Each member of The Mack Group is a citizen of the United States.

(d).	Title of Class of Securities:

Common Stock

(e).	CUSIP Number:

554489 10 4

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check
Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company

Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-

1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-

1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit

Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

Item 4.	Ownership as of December 31, 2005:

(a)	Amount beneficially owned:

9,191,487*

* William L. Mack, a member of the Mack Group, is a trustee of the William and Phyllis Mack Foundation, Inc., a charitable foundation that owns 50,000 reported shares. David S. Mack and Earle I. Mack, members of The Mack Group, are trustees of the Earle I. Mack Foundation Inc., a charitable foundation that owns 60,000 reported shares. In addition, David S. Mack is also a trustee of The David and Sondra Mack Foundation, a charitable foundation that owns 241,000 reported shares. William L. Mack, David S. Mack and Earle I. Mack, pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended, each hereby specifically disclaims beneficial ownership of any shares owned by such foundations reported on this Schedule.

(b)	Percent of class:

12.9%

(c)	Number of shares to which such person has:

(i)	sole power to vote or to direct the vote:

0

(ii)	shared power to vote or to direct the vote:

9,191,487

(iii)	sole power to dispose or to direct the disposition of:

0

(iv)	shared power to dispose or to direct the disposition of:

9,191,487

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit A attached hereto.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2006	/s/ William L. Mack
William L. Mack

Dated: February 8, 2006	/s/ Earle I. Mack
Earle I. Mack

Dated: February 8, 2006	/s/ Mitchell E. Hersh
Mitchell E. Hersh

Dated: February 8, 2006	/s/ David S. Mack
David S. Mack

Dated: February 8, 2006	/s/ Fredric Mack
Fredric Mack

Dated: February 8, 2006	/s/ Richard Mack
Richard Mack

Dated: February 8, 2006	/s/ Stephen Mack
Stephen Mack

Dated: February 8, 2006	/s/ William L. Mack
William L. Mack, as Trustee for The
William and Phyllis Mack Foundation, Inc.

Dated: February 8, 2006	/s/ William L. Mack
William L. Mack, as Trustee for The
William L. Mack Grantor Retained Annuity Trust

Dated: February 8, 2006	/s/ David S. Mack
David S. Mack, as Trustee for The
David and Sondra Mack Foundation

Dated: February 8, 2006	/s/ David S. Mack
David S. Mack, as Trustee for the
Earle I. Mack Foundation Inc.

Dated: February 8, 2006	/s/ Robert Reiner
Robert Reiner, as Trustee for the
Earle I. Mack Family Trust II

Dated: February 8, 2006	/s/ Phyllis Mack
Phyllis Mack, as Trustee for Trust
f/b/o Richard Mack

Dated: February 8, 2006	/s/ Phyllis Mack
Phyllis Mack, as Trustee for Trust
f/b/o Stephen Mack

Exhibit A

THE MACK GROUP

NAME	NUMBER OF SHARES BENEFICIALLY OWNED[1]

William L. Mack	207,393

Earle I. Mack	1,950,265

Mitchell E. Hersh	284,486

David S. Mack	2,039,147

Fredric Mack	912,159

Richard Mack	106,128

Stephen Mack	106,129

William L. Mack, as Trustee for The William and Phyllis Mack Foundation, Inc.	50,000[2]

William L. Mack, as Trustee for the William L. Mack Grantor Retained Annuity Trust	2,221,421

David S. Mack, as Trustee for The David and Sondra Mack Foundation	241,000[2]

David S. Mack, as Trustee for the Earle I. Mack Foundation Inc.	60,000[2]

Robert Reiner, as Trustee for the Earle I. Mack Family Trust II	179,589

Phyllis Mack, as Trustee for Trust f/b/o Richard Mack	416,885

Phyllis Mack, as Trustee for Trust f/b/o Stephen Mack	416,885

TOTAL	9,191,487[2]

_________________________

 1Includes shares of Common Stock, restricted shares of Common Stock (vested and unvested), limited partnership units redeemable for shares of Common Stock and vested options to purchase shares of Common Stock.

 2William L. Mack, a member of the Mack Group, is a trustee of the William and Phyllis Mack Foundation, Inc., a charitable foundation that owns 50,000 shares. David S. Mack and Earle I. Mack, members of The Mack Group, are trustees of the Earle I. Mack Foundation Inc., a charitable foundation that owns 60,000 reported shares. In addition, David S. Mack is also a trustee of The David and Sondra Mack Foundation, a charitable foundation that owns 241,000 reported shares. William L. Mack, David S. Mack and Earle I. Mack, pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended, each hereby specifically disclaims beneficial ownership of any shares owned by such foundations reported on this Schedule.

Exhibit B

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.01 per share, of Mack-Cali Realty Corporation.

Dated: February 8, 2006	/s/ William L. Mack
William L. Mack

Dated: February 8, 2006	/s/ Earle I. Mack
Earle I. Mack

Dated: February 8, 2006	/s/ Mitchell E. Hersh
Mitchell E. Hersh

Dated: February 8, 2006	/s/ David S. Mack
David S. Mack

Dated: February 8, 2006	/s/ Fredric Mack
Fredric Mack

Dated: February 8, 2006	/s/ Richard Mack
Richard Mack

Dated: February 8, 2006	/s/ Stephen Mack
Stephen Mack

Dated: February 8, 2006	/s/ William L. Mack
William L. Mack, as Trustee for The
William and Phyllis Mack Foundation, Inc.

Dated: February 8, 2006	/s/ William L. Mack
William L. Mack, as Trustee for The
William L. Mack Grantor Retained Annuity Trust

Dated: February 8, 2006	/s/ David S. Mack
David S. Mack, as Trustee for The
David and Sondra Mack Foundation

Dated: February 8, 2006	/s/ David S. Mack
David S. Mack, as Trustee for the
Earle I. Mack Foundation Inc.

Dated: February 8, 2006	/s/ Robert Reiner
Robert Reiner, as Trustee for the
Earle I. Mack Family Trust II

Dated: February 8, 2006	/s/ Phyllis Mack
Phyllis Mack, as Trustee for Trust
f/b/o Richard Mack

Dated: February 8, 2006	/s/ Phyllis Mack
Phyllis Mack, as Trustee for Trust
f/b/o Stephen Mack